UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41834

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China, 100000
+86-10-64376636
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the extraordinary general meeting of shareholders of Global Mofy AI Limited (the “Company”), attached hereto and incorporated by reference herein are Notice of Extraordinary General Meeting and Proxy Statement and Form of Proxy Card.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy AI Limited

Date: August 11, 2026	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, Director, and Chairman of the Board

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